ASSIGNMENT AGREEMENT

This ASSIGNMENT AGREEMENT (the "Assignment") is made and entered into as of the 24th day of January, 2013 (the "Effective Date"), by and between Dillonpark, LLC (hereinafter referred to as "Dillonpark") with an address of 23679 Calabasas Road #412, Calabasas, CA 91302, and Latigo Shore Music, Inc. (hereinafter referred to as "Latigo") with an address of 132 Stagecoach Road, Bell Canyon, CA 91307, with reference to the following facts:

A.   Dillonpark owns and controls a fifty percent (50%) interest in a catalog (see Schedule A of Publishing Agreement attached) of musical compositions written or co-written by Andrew Dorff (hereinafter referred to as "Composer"), as hereinafter defined, which are and will be available for exploitation and administration throughout the universe.

B.   Composer previously conveyed a fifty percent (50%) interest in the above-referenced catalog to Ash Street Music; and Ash Street Music has conveyed all of its right, title and interest in such catalog to Latigo.

C.   Dillonpark desires to convey to Latigo the remaining fifty percent (50%) interest in the above-referenced catalog previously purchased on January 1, 2012 from Andrew Dorff (see Publishing Agreement attached) and further desires to appoint Latigo to act as exclusive administrator of such catalog; and Latigo is willing to accept such ownership, control, and appointment.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, the parties hereto agree as follows:

1.   <u>RIGHTS IN COMPOSITIONS</u>: Dillonpark hereby irrevocably sells, assigns, transfers, and delivers to Latigo, its successors and assigns, the 50% ownership share in the original musical Compositions as set forth on Schedule A attached hereto and fully incorporated herewith, the lyrics and music to which were written and composed solely by Composer and the co-writer(s) listed on Schedule A (the "Compositions"), including the title, words and music thereof, all world-wide rights therein, all copyrights therein and thereto, all registrations with respect thereto, and the exclusive right to secure copyrights and any extensions and renewals of copyrights in the same and in any arrangements and adaptations thereof, all throughout the world, and any and all other rights, claims and demands that Composer now has or to which he might be entitled or that he hereafter could or might secure throughout the world with respect thereto if these presents had not been made, and to have and to hold the same absolutely and forever unto Latigo, its successors and assigns, subject only to any existing agreements between Composer and Latigo and BMI.

2.   <u>WARRANTIES</u>: Composer has warranted and represented that the Compositions are original works, that neither the Compositions nor any part(s) thereof infringe upon the title, literary or musical property or copyright of any other work nor the statutory, common law or other rights (including rights of privacy) of any person, firm or corporation, that he is the sole writer and composer and the sole owner of the Compositions and of all the rights therein (except as otherwise indicated on Schedule A), that he has not sold, assigned, transferred, hypothecated or mortgaged any right, title or interest in or to the Compositions or any part thereof or any of the rights herein conveyed, that he has not made or entered into any contract with any other person, firm or corporation affecting the Compositions or any right, title or interest therein or in the copyright thereof, that no person, firm or corporation other than Composer has

or has had claims or has claimed any right, title or interest in or to any of the Compositions or any part thereof, any use thereof or any copyright therein, that none of the Compositions has been published, that Composer has full right, power and authority to make this present instrument of transfer, and that Composer is, and at all times shall be, a member in good standing of BMI and in the event that Composer is not affiliated with such society and/or an equivalent performing rights society to which Latigo is a publisher member and/or any such affiliation lapses, Latigo shall have the right to register a one hundred percent (100%) interest in the Compositions with any such society in Latigo's name, subject to the payment of royalties to Composer hereunder.

3.   <u>COMPENSATION</u>:

Dillonpark LLC is assigning this fifty percent (50%) interest purchased from Andrew Dorff for the same price that Dillonpark paid which was $20,000 plus (approx) $2,000 in legal fees. The sale price to Dillonpark will only be paid out of royalties received by Latigo or the sale of a portion or all of Latigo's music catalog.

4.   <u>GOVERNING LAW</u>: This Agreement has been entered into and delivered in the State of California and the validity, interpretation and legal effect of this Agreement shall be governed by and construed in accordance with the internal laws of the State of California applicable to contracts entered into and performed entirely within the State of California. Only the California courts (state and federal) will have jurisdiction over any controversies regarding this Agreement, and the transactions contemplated by this Agreement; any action or other proceeding which involves such a controversy will be brought in those courts, and not elsewhere. The parties hereto hereby irrevocably submit to the jurisdiction of the California courts (state and federal) in any such action or proceeding and irrevocably waive any right to contest the jurisdiction or power or decision of that court within or without the United States other than appropriate appellate courts having jurisdiction over appeals from such court(s). The parties hereto also irrevocably waive any defense of inconvenient forum to the maintenance of any such action or proceeding. Any process in any action or proceeding may, among other methods, be served upon either party by delivering it or mailing it in accordance with the notice provisions below. Any such delivery or mail service shall be deemed to have the same force and effect as personal service within the State of California.

5.   <u>ENTIRE AGREEMENT</u>: This Agreement, including its exhibits and schedules, contains the entire understanding between the parties, and all of its terms, conditions and covenants shall be binding upon and shall inure to the benefit of the respective parties and their heirs, successors and assigns. No modification or waiver hereunder shall be valid unless the same is in writing and is signed by the party sought to be bound. The use of the singular in this Agreement shall apply to and mean the plural where appropriate. If any term or provision of this Agreement is determined by a court or arbitrator of competent jurisdiction to be illegal, invalid or unenforceable for any reason, such illegality, invalidity or unenforceability shall not affect the remainder of the terms or provisions of this Agreement, which shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date hereinabove set forth.

"DILLONPARK"

DILLONPARK, LLC

By: _____
      Yale Farar, Manager

"LATIGO"

LATIGO SHORE MUSIC, INC.

_____
Steve Dorff for Latigo Shore Music, Inc.

ADDENDUM TO
ASSIGNMENT AGREEMENT

THIS ADDENDUM (the "Addendum") is hereby entered into on this 7th day of May 2013, (the "Effective Date") by and between Dillonpark, LLC ("Dillonpark") and Latigo Shore Music, Inc. ("Latigo") (Dillonpark and Latigo are hereafter sometimes collectively referred to as the "Parties," and individually as a "Party").

WHEREAS, Dillonpark assigned its 50% ownership in a catalog of musical compositions written or co-written by Andrew Dorff (the "Andrew Dorff Music Catalog") as more fully set forth in Schedule A to an Assignment Agreement entered into by the parties dated January 24, 2013 (the "Agreement") and,

WHEREAS, the Parties desire to amend the Agreement by clarifying that the payment of consideration for the assignment is to be made only from the revenue generated from the Andrew Dorff Music Catalog.

NOW THEREFORE, the Parties agree to amend the Agreement as set forth below:

1.   Compensation

Dillonpark is assigning this fifty percent (50%) interest purchased from Andrew Dorff in exchange for the rights to the first $22,000 in royalties, and/or music catalog sales proceeds, generated by the Andrew Dorff Music Catalog. This represents the original $20,000 paid by Dillonpark to purchase this 50% interest in the catalog, as well as $2,000 in legal fees related to Dillonpark's acquisition of the catalog. In the event that the Andrew Dorff Music Catalog does not generate any revenue, no amounts shall be payable by Latigo to Dillonpark for this assignment of 50% of the Andrew Dorff Music Catalog.

2.   Miscellaneous Provisions

(a)   Except as amended and modified herein, all other provisions of the Agreement, as modified and amended by this Addendum, are hereby ratified and approved, and shall remain in full force and effect.

(b)   This Addendum and the Agreement together constitute the entire agreement between the parties relating to the subject matter hereof and thereof. This Addendum may be executed in counterparts and each counterpart may be deemed an original. This Addendum shall be governed, construed and enforced in accordance with California law. All defined terms used herein shall have the same definition as used in the Agreement.

IN WITNESS WHEREOF, the Parties hereto have caused this Addendum to be executed by its duly authorized officers as of the day first written above.

DILLONPARK, LLC   **LATIGO SHORE MUSIC, INC.**

By:_____   By:_____
    Yale Farar, Manager   Steve Dorff, President

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